SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 27, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2006

Buenos Aires, Argentina, February 27th, 2007 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA”) announced today its results for the fourth quarter period ended December 31, 2006 (“4Q06”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•

The Bank’s net income totalled $147 million in 4Q06.  This result was 95%, or $72 million, higher than 4Q05’s $75 million and 39%, or $41 million, higher than 3Q06’s $106 million.  Fiscal year 2006 net income totalled $424 million, 62% higher than 2005’s $263 million.  The annualized 2006 ROE and ROA reached 22.15% and 3.60%, respectively.

•

Loans to the private sector also showed significant growth of 10%, or $498 million, quarter over quarter (“QoQ”) and 85%, or $2.54 billion, year over year (“YoY”).  Personal loans which represent a strategic product for the Bank, once again led private loan portfolio growth.  This product grew $327 million QoQ and $954 million YoY.

•	Total deposits grew $383 million, or 4%, QoQ. Saving accounts increased by 29%, or $473 million, QoQ while current accounts grew 13%, or $208 million, in the same period.

•

In December 2006, Banco Macro issued USD150 million in a 30-year perpetual Tier-1 subordinated bond.  Based on the new Central Bank regulations, this bond is considered as regulatory capital for the Bank.  Therefore, Banco Macro’s 4Q06 excess capital reached $1.92 billion or 258%.

•	The Bank’s asset quality continued improving. In 4Q06, Banco Macro’s PDLs to total loans was 1.98% and the coverage ratio was 156.34%.

•	Net fee income to expenses ratio was 54.51%.

•

For comparison purposes, Nuevo Banco Bisel (“NBB”) was fully incorporated in this 4Q06’s financials.  Please remember that in 3Q06, Banco Macro only consolidated 51 days of NBB’s quarter since Banco Macro had taken control of NBB on August 11, 2006.

RESULTS

Earnings per share in the 4Q06 reached $0.22, 39% or $0.07 higher than 3Q06’s and 75% or $0.10 higher compared to 4Q05’s $0.12 per share.

	MACRO consolidated

EARNINGS PER SHARE	IV 05	I 06	II06	III06	IV06

Net income (M $)	75	73	99	106	147
Average shares outstanding (M)	609	616	684	684	684
Book value per share ($)	2.45	2.97	3.01	3.17	3.38
Earnings per share ($)	0.12	0.11	0.14	0.15	0.22

Banco Macro’s 4Q06 net income climbed to $147M, which represented a 95% jump compared to the same period of 2005 and a 39% increase compared to the previous quarter.

The Bank’s 2006 ROE of 22.2% was well above than 2005’s 19.7%. Additionally, the obtained ROE has a higher value considering the low leverage of Banco Macro’s balance sheet (6.3x assets to equity ratio).

	MACRO consolidated
INCOME STATEMENT In MILLION $
	IV 05	I 06	II06	III06	IV06

Net financial income	142	135	175	211	239
Provision for loan losses	-13	-9	-14	-19	-17
Net fee income	68	71	77	97	114
	197	197	238	289	336
Administrative expenses	-128	-128	-145	-169	-210
	69	69	93	120	126
Minority interest	0	0	0	-2	-1
Net other income	29	13	16	15	53
Earnings before income tax	98	82	109	133	178
Income tax	-23	-9	-10	-27	-31
NET INCOME	75	73	99	106	147

The Bank’s financial income of $365 million in 4Q06 increased 68% YoY and 15% QoQ.

In the quarter, interests on loans increased 24% QoQ and 130% YoY.  This performance was in line with the sustained private sector loan growth (refer to private sector financing) and was reflected in interest on documents and other loans.  Interest on loans represented 54% of total financial income, higher than 3Q06’s 50% level.

4Q06 Results	Page 2 of 19

Results generated by public and private securities remained flat QoQ but climbed 53% YoY on the back of the Bank’s LEBAC and NOBAC portfolio.  This segment represented 27% of the Bank’s financial income, lower than 3Q06’s level of 29%.

Finally, CER-adjusted income increased $7 million on the back of the CPI evolution which was directly related to the inflation index (4Q06 CER index was 2.46% while in prior quarter it was 1.65%).  On an annual basis, CER-adjusted income decreased by $8 million mainly due to a decrease in the CER adjusted bonds portfolio.

	MACRO consolidated
FINANCIAL INCOME In MILLION $
	IV 05	I 06	II06	III06	IV06

Interest on cash and due from banks	2	2	2	4	3
Interest on loans to the financial sector	2	3	4	4	6
Interest on overdrafts	15	16	24	37	43
Interest on documents	10	10	10	15	22
Interest on mortgages	10	9	11	13	15
Interest on pledges	8	9	10	12	13
Interest on credit cards	5	5	7	8	10
Interest on other loans	36	45	57	70	88
Interest on other receivables from financial intermediation	4	4	3	4	4
Income from government & private securities (1)	64	50	77	99	98
Results of guaranteed loans	7	6	7	8	9
CER adjustment (2)	30	29	19	15	22
CVS adjustment	1	0	0	0	1
Other	24	23	30	29	31
Total financial income	218	211	261	318	365
(1) Income from government & private securities
LEBAC / NOBAC	45	57	61	79	69
Other	18	-6	16	20	29
TOTAL	64	50	77	99	98
(2) CER adjustment
CER other bonds	7	2	0	0	0
Guaranteed loans	20	20	14	11	17
Loans to the private sector	2	6	0	3	3
Other	1	1	5	1	2
TOTAL	30	29	19	15	22

Banco Macro’s 4Q06 financial expenses of $126 million were up 66% (or $50 million) YoY and 18% (or $ 19 million) QoQ due to the growth of interest on deposits.

Interest on deposits represented 67% of total financial expenses and grew 13%, or $10 million, QoQ and 138%, or $50 million, YoY.

Finally, expenses originated by CER-adjustments grew $4 million QoQ due to the CPI evolution which was directly related to the inflation index (4Q06 CER index was 2.46% while in prior quarter it was 1.65%).  On an annual basis, CER-adjusted expenses decreased by $11 million due to a decrease in time deposits adjusted by CER.

4Q06 Results	Page 3 of 19

Banco Macro’s 4Q06 net interest income of $239 million grew 13%, or $28 million, compared to the previous quarter.

	MACRO consolidated
FINANCIAL EXPENSES In MILLION $
	IV 05	I 06	II06	III06	IV06

Interest on checking accounts	1	1	2	3	5
Interest on saving accounts	1	2	1	2	2
Interest on time deposits	33	36	49	70	78
Interest on other liabilities from financial intermediation	3	4	3	4	4
Other Interest	4	3	3	5	4
CER adjustments (3)	24	19	14	9	13
Other Interest	10	11	14	14	20
Total Financial Expenses	76	76	86	107	126
(3) CER adjustments
Time deposits CER adjusted	17	10	7	3	4
Advance for Boden purchase	6	7	6	3	4
Other	1	2	1	3	5
TOTAL	24	19	14	9	13

During 4Q06, Banco Macro’s net fee income of $114 million rose by 68% from last year’s level of $68 million and climbed by 18%, or $17 million, QoQ.  If we had not included NBB in our analysis, net fee income would have grown by 6% QoQ.

As we can see in the following table, all line items experienced an increase in fee income with deposit accounts and credit and debit cards fees showing the highest increase in fee income.

	MACRO consolidated
NET FEE INCOME In MILLION $
	IV 05	I 06	II06	III06	IV06

Fee charges on deposit accounts	56	57	65	81	98
Debit and credit card income	3	7	10	11	23
Other fees related to foreign trade	3	3	3	3	3
Credit-related fees	6	6	7	8	12
Lease of safe-deposit boxes	2	2	2	2	-4
Other	15	14	11	18	10
Total fee income	85	89	98	123	142
Total fee expenses	17	18	21	26	28
Net fee income	68	71	77	97	114

In 4Q06, Banco Macro’s administrative expenses of $210 million grew by 24% compared to the previous quarter’s level of $169 million and 64% YoY.  Had we excluded NBB from our comparison, administrative expenses would have increased by 15% or $21 million QoQ and 31% or $40 million YoY.

4Q06 Results	Page 4 of 19

A 71% increase of the quarterly administrative expenses is explained by personnel expenses and can be traced to the provision of the employees’ annual bonus, a one-time payment negotiated with the unions ($650 for each employee) and an extraordinary expense of $300 in lunch tickets for some employees.  Had we excluded these one-time charges, administrative expenses would have grown 15% QoQ.

The above mentioned extraordinary expenses resulted in a slight deterioration in the Bank’s positive efficiency ratio trend.  The efficiency ratio (cost to income) was 59.5%.  Excluding these one-time charges, Banco Macro’s efficiency ratio would have been 55%.

	MACRO consolidated
ADMINISTRATIVE EXPENSES In MILLION $
	IV 05	I 06	II06	III06	IV06

Personnel expenses	75	79	82	103	132
Fees to directors & statutory auditors	2	2	7	3	3
Other profesional fees	9	8	10	10	12
Advertising & publicity	9	5	8	9	10
Taxes	1	2	2	2	3
Other operating expenses	28	29	31	38	46
Other	4	3	5	4	4
Total Administrative Expenses	128	128	145	169	210
Total Employees	5,054	5,051	5,570	7,244	7,585
Branches	252	253	279	437	433

The Bank’s net other income totalled $53 million in 4Q06 was $38 million and $24 million higher QoQ and YoY, respectively.  In 4Q06, there was an extraordinary income of $41 million from loans recovered in Banco Suquía that had been previously written-off.  On the other hand, expenses from the perpetual bond issuance totalled $14 million.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued growing at attractive rates (10%, or $498 million, QoQ and 85%, or $2.54 billion, YoY), netting the effects related to the Bank’s liquidity management policy (advances to AAA companies) and adding the Bank’s personal financial trust and leasing portfolio.  Excluding them, Banco Macro’s loan book grew 97% YoY.

The expansion of the Bank’s lending portfolio was principally driven by consumer loans.  Personal loans rose 30%, or $327 million, QoQ and 200%, or $954 million, YoY while credit card loans increased by 10%, or $45 million, QoQ and 107%, or $257 million, YoY.  In addition, overdrafts increased by 22%, or $124 million, and 125%, or $376 million, YoY.

4Q06 Results	Page 5 of 19

Finally, leasing also evolved favourably (up 12% QoQ and 95% YoY) and financial trusts which rose 30% YoY.

	MACRO consolidated
PRIVATE SECTOR LOAN PORTFOLIO In MILLION $
	IV 05	I 06	II06	III06	IV06	IV06/III06	IV06/IV05

Overdrafts (total)	433	455	948	1,150	1,103	-4%	155%
Overdrafts	300	313	297	552	676	0%	0%
AAA (liquidity administration)	133	142	651	598	427	0%	0%
Discounted documents	434	348	382	510	544	7%	25%
Mortgages	298	295	347	417	426	2%	43%
Pledges	230	245	256	299	301	1%	31%
Consumer	477	587	834	1,104	1,431	30%	200%
Credit Cards	241	274	306	453	498	10%	107%
Others	779	869	996	1,172	1,132	-4%	45%
Interests, adjustments and other	56	64	73	95	90	-5%	61%
Provisions	-248	-190	-178	-216	-209	-3%	-16%
Total loans	2,700	2,947	3,964	4,984	5,316	7%	97%
Financial trusts	288	357	391	404	374	-8%	30%
Leasing	145	173	204	252	282	12%	95%
Total credit to the private sector	3,133	3,477	4,559	5,640	5,972	6%	91%
Total credit w/o liquidity administration	3,000	3,335	3,955	5,046	5,544	10%	85%

PUBLIC SECTOR ASSETS

The Bank’s public sector assets (net of LEBAC / NOBAC) to total assets ratio narrowed 4 percentage points to 11% from last year’s level of 15% and is also lower than the system’s average of 13.6%.

	MACRO consolidated
PUBLIC SECTOR ASSETS In MILLION $
	IV 05	I 06	II06	III06	IV06	Val

LEBAC / NOBAC B.C.R.A.	2,240	1,643	1,880	2,533	2,374	MV
Secured bonds	198	0	32	29	0	MV
Compensation receivable bond	106	0	0	0	0	TV
Other	161	308	465	317	286	MV
Government securities	2,705	1,951	2,377	2,879	2,660
Guaranteed loans	642	629	615	780	771	A3911
Provincial loans	4	2	1	1	0	PV
Government securities loans	57	92	56	39	2	MV
Loans	703	723	672	820	773
Compensation to be received	0	0	8	0	0	TV
Purchase of government bonds	246	198	287	175	548	MV
Other receivables for financial intermediation	246	198	295	175	548
Boden purchased from clients (Swap II)	2	0	0	0	0	MV
Boden 2005, 2007, 2008, 2012 & 2013 to collect	16	26	25	16	17	MV
Other receivables	18	26	25	16	17
TOTAL ASSETS	3,672	2,898	3,369	3,890	3,998
TOTAL LIABILITIES	888	920	928	727	551
Net exposure	2,784	1,978	2,441	3,163	3,447
TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC)	1,432	1,255	1,489	1,357	1,624
TOTAL PUBLIC SECTOR ASSETS (net of LEB / NOB) / T. A.	15%	13%	13%	10%	11%
Net exposure (net of LEB/NOB) / TOTAL ASSETS	6%	3%	5%	5%	7%

4Q06 Results	Page 6 of 19

FUNDING

Banco Macro’s deposit base reached $10 billion being the most important source of funding for the Bank.  Deposits grew by 4%, or $383 million, QoQ.

Private sector deposits grew 7%, or $545 million, QoQ.  Savings accounts grew by 29% and checking accounts rose by 13%.  Time deposits were down 3% or $133 million.  Time deposits to total deposits ratio was 44% lower than last year’s level of 49%.

	MACRO consolidated
DEPOSITS In MILLION $
	IV 05	I 06	II 06	III06	IV 06	IV06/III06

Public sector	823	659	1,328	1,452	1,296	-11%
Financial sector	5	6	6	11	5	-53%
Private sector	5,737	5,781	6,422	8,225	8,770	7%
Current accounts	1,036	1,150	1,235	1,668	1,876	13%
Savings accounts	1,101	1,040	1,189	1,624	2,097	29%
Time deposits	3,222	3,257	3,632	4,514	4,381	-3%
Other	378	334	366	419	416	-1%
TOTAL	6,565	6,446	7,756	9,688	10,071	4%

Other sources of funds

The Bank’s other sources of funds increased by 22%, or $632 million, QoQ and 80%, or $1.54 billion, YoY.  The quarterly increase can be principally explained by the issuance of the 30-year perpetual bond of USD150 million.

	MACRO consolidated
OTHER FUNDING In MILLION AR $
	IV 05	I 06	II 06	III06	IV06

Central Bank	217	223	230	375	386
Banks and international institutions	159	160	164	180	182
Financing received from Argentine financial institutions	42	43	44	47	68
Subordinated corporate bonds	12	12	13	57	508
Shareholders´ equity	1,490	2,032	2,062	2,168	2,315
Total Funding	1,920	2,470	2,513	2,827	3,459

4Q06 Results	Page 7 of 19

LIQUID ASSETS

The Bank’s liquid assets increased by 14%, or $828 million, QoQ.  It is worth mentioning that the Bank received USD150 million from the bond issuance in December 2006 and part of these funds remained as liquid assets until they are transformed into loans.

Banco Macro’s liquid assets to deposits ratio of 65.2% was higher than the 40% average of Argentina’s banking sector.  This high liquidity level is Banco Macro’s strategic policy.

LIQUID ASSETS In MILLION $	MACRO consolidated

	IV 05	I 06	II06	III06	IV06

Cash	1,189	2,127	1,783	2,050	2,627
Guarantees for compensating chambers	95	97	123	139	116
Loans to AAA companies	133	142	604	598	427
Call	81	103	115	237	395
Repos	61	90	218	28	214
LEBAC / NOBAC	2,463	1,688	1,975	2,686	2,787
TOTAL	4,022	4,247	4,818	5,738	6,566
Liquid assets to total deposits	61.26%	65.88%	62.12%	59.23%	65.20%

SOLVENCY

In this quarter, Banco Macro has considerably increased its solvency ratio mainly due to the incorporation to its capital base of the USD150 million perpetual bond based on the new Central Bank regulations.  The Bank’s excess capital rose 31% QoQ reaching $1.92 billion (258% higher than the required capital of $741 million).

The capitalization ratio increased to 31.3% compared to 3Q06’s level of 27.7%.

	MACRO consolidated
MIN.CAP.REQUIREMENT In MILLION $
	IV 05	I 06	II 06	III 06	IV06

Credit requirements	330	379	487	582	651
Market risk requirements	21	21	51	56	61
Interest rate requirements	15	46	8	4	16
Incremental requirements					13
Integrated capital	1,492	1,946	2,012	2,104	2,656
Excess capital	1,126	1,500	1,466	1,462	1,915

4Q06 Results	Page 8 of 19

ASSET QUALITY

Banco Macro continued improving its asset quality ratios, being one of the banks in Argentina with the highest asset quality.

Non-performing financing to total financing ratio was 1.98% in 4Q06 better than 3Q06’s level of 2.3%.  The obtained asset quality standard is highly valued considering that Banco Macro’s has incorporated two regional banks (Suquia and Bisel) in the last two years.

The coverage ratio was 156% or 10% higher than the previous quarter.

	MACRO consolidated
ASSET QUALITY In MILLION $
	IV 05	I 06	II06	III06	IV06

Commercial portfolio	2,503	2,700	3,422	4,088	4,097
Irregular	133	84	62	79	65
Consumer portfolio	1,574	1,764	2,138	2,900	3,351
Irregular	75	62	67	82	82
Total portfolio	4,077	4,464	5,560	6,988	7,448
Irregular	208	146	129	161	147
Irregular / total portfolio	5.10%	3.27%	2.32%	2.30%	1.98%
Total provisions	266	209	198	236	230
Coverage ratio	127.88%	143.15%	153.49%	146.41%	156.34%

CER EXPOSURE AND FOREIGN CURRENCY POSITION

	MACRO consolidated
CER EXPOSURE In MILLION $
	IV 05	I 06	II 06	III 06	IV 06

CER adjustable ASSETS
Government securities	209	0	210	309	116
Guaranteed loans	646	628	617	779	770
Loans to the private sector	193	96	99	139	94
Other loans	91	92	75	80	19
Loans	930	817	791	998	883
Leasing	0	0	1	5	5
Other loans	0	9	10	10	13
Total CER adjustable assets	1,139	826	1,012	1,322	1,017
CER adjustable LIABILITIES
Deposits	560	303	262	155	133
Other liabilities for financial intermediation	261	262	269	415	424
Subordinated debt	8	6	7	6	3
Total CER adjustable liabilities	829	571	538	576	560
NET ASSET CER EXPOSURE	310	255	474	746	457

4Q06 Results	Page 9 of 19

	MACRO consolidated
FX CURRENCY POSITION In MILLION $
	IV 05	I 06	II06	III06	IV06

Cash	692	818	629	746	1,029
Government Securities	232	211	492	371	248
Loans	542	583	658	810	776
Other receivables from financial intermediation	355	337	545	298	274
Other Loans	12	11	12	12	14
Other assets	0	0	6	0	0
TOTAL ASSETS	1,833	1,960	2,342	2,239	2,343
Deposits	1,093	1,333	1,399	1,665	1,592
Other liabilities from financial intermediation	393	441	677	443	426
Other liabilities	3	5	3	4	4
Subordinated notes	0	0	0	50	505
Provisions	0	6	6	0	0
TOTAL LIABILITIES	1,489	1,785	2,085	2,162	2,527
NET FX POSITION	344	175	257	77	-184

RELEVANT AND RECENT EVENTS AND RECENT EVENTS

•

In November 2006, Banco de Tucuman’s shareholders meeting approved a capital increase through the issuance of shares.  In January 2007, Banco Macro subscribed to these shares and, as a result, the Bank’s stake in Banco de Tucuman has grown to 89.92%.

•	In December 2006, Banco Macro issued USD150 million in a 30-year Tier-1 perpetual bond. Banco Macro was the first Argentine company to issue this type of bond.

•

In December 27th 2006, the Argentine Supreme Court ruled on a specific “amparo” trial of a depositor stating that the involved bank had to give back the deposit converted into pesos at $1.40 rate, adjusted by inflation plus a 4% annual interest.  This statement could be used by other depositors in the system. Banco Macro has an “intangible asset” account of $54.4 million related to both: former “amparos” and the estimates for the probable consequences of the abovementioned Court decision.

•	In January 2007, Banco Macro issued a USD150 million 10-year senior bond at a rate of 8.5%.

4Q06 Results	Page 10 of 19

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held tomorrow February 28, 2007 at 2:00p.m.  Buenos Aires time (12:00 p.m., New York time), with the presence of Jorge Pablo Brito (Board member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, Financial and Investor Relations Manager.  Dial in information:

(877) 704-5379 (Within de U.S.)

(913) 312-1293 (Outside de U.S.)

Conference ID: 2349771

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national  business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro’s financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

4Q06 Results	Page 11 of 19

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Financial and IR Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar
Visit the Bank’s website at http://www.macro.com.ar

4Q06 Results	Page 12 of 19

BALANCE

	MACRO consolidated
BALANCE SHEET In MILLION $
	IV 05	I 06	II06	III06	IV06

ASSETS	9,488	9,828	11,496	13,578	14,505
Cash	1,189	2,127	1,783	2,050	2,627
Government Securities	2,992	2,124	2,685	3,227	3,223
Loans	3,427	3,680	4,696	6,005	6,527
To the non-Financial Government Sector	645	631	617	784	774
To the Financial Sector	81	103	115	237	437
To the non-financial private sector	2,701	2,946	3,964	5,200	5,525
-Overdrafts	433	455	948	1,150	1,103
-Discounted documents	434	348	382	510	544
-Mortgages	298	295	347	417	426
-Pledges	230	245	256	299	301
-Consumer	477	587	834	1,104	1,431
-Credit cards	241	274	306	453	498
- Other	779	869	996	1,172	1,132
- Less: int. doc., cotiz dif.	57	63	73	95	90
Provisions	-248	-190	-178	-216	-209
Other receivables from financial intermediation	1,080	1,066	1,428	1,153	915
Investments in other companies	14	14	14	15	10
Other receivables	172	175	157	186	193
Other assets	614	642	733	942	1,010
LIABILITIES	7,998	7,796	9,434	11,410	12,190
Deposits	6,565	6,446	7,756	9,688	10,071
From the non-financial government sector	823	659	1,328	1,452	1,296
From the financial sector	5	6	6	11	5
From the non-financial private sector	5,737	5,781	6,422	8,225	8,770
-Checking accounts	1,036	1,150	1,235	1,668	1,876
-Savings accounts	1,101	1,040	1,189	1,624	2,097
-Time deposits	3,222	3,257	3,632	4,514	4,381
- Other	378	334	366	419	416
Other liabilities from financial intermediation	1,143	1,064	1,418	1,352	1,237
Subordinated corporate bonds	12	12	13	57	508
Other liabilities	278	274	247	313	374
STOCKHOLDERS´ EQUITY	1,490	2,032	2,062	2,168	2,315
LIABILITIES + STOCKHOLDERS´ EQUITY	9,488	9,828	11,496	13,578	14,505

4Q06 Results	Page 13 of 19

	SUQUIA
BALANCE SHEET In MILLION $
	IV 05	I 06	II06	III06	IV06

ASSETS	2,855	3,034	3,277	3,386	3,702
Cash	406	625	468	514	518
Government Securities	1,105	955	974	831	726
Loans	1,154	1,210	1,526	1,580	1,789
To the non-Financial Government Sector	243	249	227	229	233
To the Financial Sector	0	26	48	25	196
To the non-financial private sector	911	935	1,251	1,368	1,403
-Overdrafts	153	121	263	213	191
-Discounted documents	122	128	141	152	172
-Mortgages	158	165	169	176	190
-Pledges	163	172	180	175	173
-Consumer	91	107	129	159	205
-Credit cards	79	91	98	110	119
-Other	149	156	276	347	320
- Less: int. doc., cotiz dif.	36	37	38	37	33
Provisions	-40	-42	-43	-43	-43
Other receivables from financial intermediation	40	77	117	51	232
Investments in other companies	0	0	0	185	195
Other receivables	37	31	41	42	40
Other assets	113	136	151	182	202
LIABILITIES	2,383	2,515	2,703	2,753	2,971
Deposits	2,070	2,156	2,296	2,437	2,482
From the non-financial government sector	1	2	3	2	3
From the financial sector	3	3	3	3	1
From the non-financial private sector	2,066	2,151	2,290	2,432	2,478
-Checking accounts	522	549	586	606	634
-Savings accounts	410	417	449	444	464
-Time deposits	948	1,020	1,099	1,224	1,228
-Other	186	165	156	159	152
Other liabilities from financial intermediation	256	297	349	257	426
Subordinated corporate bonds	0	0	0	0	0
Other liabilities	57	62	58	59	63
STOCKHOLDERS´ EQUITY	472	519	574	633	731
LIABILITIES + STOCKHOLDERS´ EQUITY	2,855	3,034	3,277	3,386	3,702

4Q06 Results	Page 14 of 19

	NBB
BALANCE SHEET In MILLION $
	III06	IV06

ASSETS	2,633	2,868
Cash	308	349
Government Securities	895	804
Loans	1,145	1,177
To the non-Financial Government Sector	175	179
To the Financial Sector	70	80
To the non-financial private sector	929	946
- Overdrafts	418	336
-Discounted documents	111	131
-Mortgages	66	66
-Pledges	50	60
-Consumer	67	103
-Credit cards	124	143
-Other	73	83
- Less: int. doc., cotiz dif.	21	24
Provisions	-29	-28
Other receivables from financial intermediation	144	383
Investments in other companies	1	1
Other receivables	16	22
Other assets	124	132
LIABILITIES	1,761	1,953
Deposits	1,431	1,409
From the non-financial government sector	14	13
From the financial sector	4	1
From the non-financial private sector	1,413	1,395
-Checking accounts	354	338
-Savings accounts	359	376
-Time deposits	631	601
-Other	69	80
Other liabilities from financial intermediation	299	507
Subordinated corporate bonds	0	0
Other liabilities	31	37
STOCKHOLDERS´ EQUITY	872	915
LIABILITIES + STOCKHOLDERS´ EQUITY	2,633	2,868

4Q06 Results	Page 15 of 19

RESULTS

	MACRO consolidated
INCOME STATEMENT
In MILLION $	IV05	I06	II06	III06	IV06

Financial income	218	211	261	318	365
Interest on cash and due from banks	2	2	2	4	3
Interest on loans to the financial sector	2	3	4	4	6
Interest on overdrafts	15	16	24	37	43
Interest on documents	10	10	10	15	22
Interest on mortgages	10	9	11	13	15
Interest on pledges	8	9	10	12	13
Interest on credit cards	5	5	7	8	10
Interest on other loans	36	45	57	70	88
Income from government & private securities	64	50	77	99	98
Results of guaranteed loans	7	6	7	8	9
Interest on other receivables from fin. intermediation	4	4	3	4	4
CER adjustment	30	29	19	15	22
CVS adjustment	1	0	0	0	1
Other	26	22	30	29	31
Financial expense	-76	-76	-86	-107	-126
Interest on checking accounts	-1	-1	-2	-3	-5
Interest on saving accounts	-1	-2	-1	-2	-2
Interest on time deposits	-33	-36	-49	-70	-78
Interest on loans from the financial sector	-0	-0	-0	-0	-0
Other Interest	-4	-3	-3	-5	-4
Interest on other receivables from fin. intermediation	-3	-4	-3	-4	-4
CER adjustments	-24	-19	-14	-9	-13
Other Interest	-9	-12	-13	-14	-20
Net financial income	142	135	175	211	239
Provision for loan losses	-13	-9	-14	-19	-17
Fee income	85	89	98	123	142
Fee expense	-17	-18	-21	-26	-28
Net fee income	68	71	77	97	114
Administrative expenses	-128	-128	-145	-169	-210
Minority interest	0	0	0	-2	-1
Net other income	29	13	16	15	53
Earnings before income tax	98	82	109	134	178
Income tax	-23	-9	-10	-27	-31
Net income	75	73	99	106	147

4Q06 Results	Page 16 of 19

	SUQUIA
INCOME STATEMENT
In MILLION $	IV05	I06	II06	III06	IV06

Financial income	77	89	86	92	91
Interest on cash and due from banks	1	1	1	0	1
Interest on loans to the financial sector	1	2	1	0	2
Interest on overdrafts	8	7	9	11	10
Interest on documents	6	5	5	5	5
Interest on mortgages	6	5	5	6	7
Interest on pledges	5	6	7	7	7
Interest on credit cards	1	1	2	2	3
Interest on other loans	7	9	10	12	15
Income from government & private securities	15	33	27	30	20
Net income from options	0	0	0	0	0
Results of guaranteed loans	2	2	2	2	3
Interest on other receivables from fin. intermediation	0	0	0	3	1
CER adjustment	16	12	7	4	6
CVS adjustment	1	0	0	0	0
Other	7	6	10	10	11
Financial expense	-22	-25	-25	-27	-33
Interest on checking accounts	-0	-0	-0	-0	-0
Interest on saving accounts	-1	-0	-0	-1	-1
Interest on time deposits	-10	-12	-14	-18	-20
Interest on loans from the financial sector	-0	-0	-0	-0	-0
Other Interest	-1	-1	-1	-1	-1
CER adjustments	-8	-9	-7	-4	-6
Other Interest	-2	-3	-2	-3	-5
Net financial income	55	64	61	65	58
Provision for loan losses	9	-4	-2	-1	-7
Fee income	32	32	33	35	36
Fee expense	-9	-9	-9	-10	-10
Net fee income	23	23	24	25	26
Administrative expenses	-38	-41	-40	-39	-41
Net other income	25	7	8	9	61
Earnings before income tax	74	49	51	59	97
Income tax	0	0	0	0	0
Net income	74	49	51	59	97

4Q06 Results	Page 17 of 19

	BISEL
INCOME STATEMENT
In MILLION $	III06	IV06

Financial income	42	74
Interest on cash and due from banks	0	0
Interest on loans to the financial sector	1	1
Interest on overdrafts	7	16
Interest on documents	4	9
Interest on mortgages	1	2
Interest on pledges	1	2
Interest on credit cards	1	2
Interest on other loans	0	0
Income from government & private securities	20	31
Net income from options	0	0
Results of guaranteed loans	1	2
Interest on other receivables from fin. intermediation	0	1
CER adjustment	3	5
CVS adjustment	0	0
Other	3	3
Financial expense	-10	-21
Interest on checking accounts	-0	-0
Interest on saving accounts	-0	-1
Interest on time deposits	-5	-10
Interest on loans from the financial sector	0	-0
Other Interest	-1	-1
Income from government & private securities	0	0
Net income from options	0	0
Interest on other receivables from fin. intermediation	-0	-0
CER adjustments	-3	-6
Other Interest	-1	-3
Net financial income	32	53
Provision for loan losses	-4	-6
Fee income	12	26
Fee expense	-2	-3
Net fee income	10	23
Administrative expenses	-22	-42
Minority interest	0	0
Net other income	6	15
Earnings before income tax	22	43
Income tax	0	0
Net income	22	43

4Q06 Results	Page 18 of 19

RELEVANT RATIOS

	MACRO consolidated

RATIOS	IV 05	I 06	II 06	III 06	IV 06

Profitability & performance
Net interest margin (*)	6.2%	6.3%	7.4%	7.0%	7.1%
Fee income ratio	32.5%	34.4%	30.5%	31.5%	32.4%
Efficiency ratio	60.7%	62.5%	57.9%	54.7%	59.5%
Fee income as a percentage of adm expenses	53.5%	55.0%	53.0%	57.6%	54.5%
Return on average assets (*)	2.8%	3.1%	3.2%	2.8%	3.6%
Return on average equity (*)	19.7%	19.4%	19.5%	21.0%	22.2%
Liquidity
Loans as a percentage of total deposits	56.0%	60.0%	62.8%	64.2%	66.9%
Liquid assets as a percentage of total deposits	61.3%	65.9%	62.1%	59.2%	65.2%
Capital
Total equity as a percentage of total assets	15.7%	20.7%	17.9%	16.0%	16.0%
Regulatory capital as a percentage of risk weighted assets	31.0%	38.8%	31.6%	27.7%	31.3%
Asset Quality
Provision for loan losses over total loans	6.7%	4.9%	3.7%	3.5%	3.1%
Non performing loans as a percentage of total loans	5.3%	3.5%	2.4%	2.4%	2.0%
Allowances as a percentage of non performing loans	126.2%	141.0%	154.2%	186.1%	154.3%
Amparos as a percentage of equity	2.9%	2.0%	2.5%	2.3%	3.2%

(*) Calculated annualizing acumulated earnings.

4Q06 Results	Page 19 of 19

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 27, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact